December 5, 2016

BY EDGAR

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	International Textile Group, Inc. Form 8-K filed October 24, 2016 File No. 000-23938

Ladies and Gentlemen:

On behalf of International Textile Group, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter to the Company dated November 18, 2016. For ease of reference, the text of the Staff’s comments is included in bold-face type below, followed in each case by the Company’s response.

1.	We note that you have not filed a proxy statement or information statement since 2008. During that time, the registrant appears to have had a class of equity registered with the Commission pursuant to Section 12 of the Exchange Act and, accordingly, solicitations of proxies with respect to such class were subject to the federal proxy rules. In addition, actions authorized by written consent with respect to such class may have been subject to Section 14(c) and Regulation 14C to the extent security holders were entitled to vote but not solicited. Please provide an explanation why you have not filed required proxy or information statements.

Response:

The Company, at all relevant times prior to October 24, 2016, was a controlled company with over 80% of its common stock beneficially owned, directly or indirectly, by entities affiliated with WL Ross & Co. LLC (collectively, “WLR”). The Company’s common stock has not been listed on any national securities exchange since prior to 2006, but rather was quoted on the over-the-counter market until October 24, 2016, when it was deregistered. The Company has not held any annual or special meetings of stockholders, nor have any actions been taken or proposed to be taken by written consent of the Company’s stockholders, since May 2008. Accordingly, the Company has not solicited proxies or consents since that time, and, therefore, no proxy statements or information statements were required to be filed by the Company with the Commission.

United States Securities and Exchange Commission

December 5, 2016

2.	We note that since 2006, WL Ross & Co. LLC and affiliated entities (“WLR”) appear not to have filed the seemingly required beneficial ownership reports and amendments thereto on Schedule 13D or 13G pursuant to Sections 13(d) and 13(g) of the Exchange Act of 1934. We also note WLR did not file an amendment to its Schedule 13D when it acquired 15,000,000 shares of common stock of the company upon entry into Exchange and Contribution Agreement, nor did it do so when it sold its entire ownership interest in your company pursuant to a Securities Purchase Agreement, as reported in the referenced current report on Form 8-K. Please advise us of the extent to which you are in contact with WLR and how you verified the beneficial ownership information reported.

Response: As noted above, since October 2006, WLR has owned over 80% of the Company’s common stock, and at least one member of the Company’s board of directors has been an affiliate of WLR since that time. Members of the Company’s management team had regular contact with representatives of WLR prior to the transaction reported on the Form 8-K referenced above, in which WLR divested all of its interests in the Company.

The Company, either directly or through its transfer agent for the common stock, had direct knowledge of (i) the number of shares of the Company’s capital stock that were outstanding, and that were issued from time to time, including in the transactions effected in 2006 and 2007, (ii) the shares of all classes of its capital stock that were held of record by WLR and (iii) the fact that no additional shares of common stock were issued since that time.

In connection with the Company’s preparation and filing of its Annual Report on Form 10-K each year since 2006, the Company verified the information contained in Item 12 “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” therein using the stock ownership information reflected in the Company’s (and its transfer agent’s) stock records and confirmed its understanding that WLR had not acquired additional shares of common stock in other trading transactions, which generally would have been pre-cleared with the Company’s General Counsel or Corporate Secretary in accordance with the Company’s policy on trading in the Company’s stock by insiders.

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United States Securities and Exchange Commission

December 5, 2016

If you have any questions, please feel free to contact me at (404) 581-8573. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Mark L. Hanson

Mark L. Hanson

cc:	Neil W. Koonce, Esq. (International Textile Group, Inc.) Neil M. Simon, Esq. (Jones Day)